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Exhibit (a)(1)(B)

Voluntary Public Takeover Offer by Grand Chip Investment GmbH, Frankfurt am Main, Germany to the shareholders of AIXTRON SE, Herzogenrath, Germany

Dear Client,

On 29 July 2016, Grand Chip Investment GmbH (the "Bidder") published the Offer Document pursuant to which it offers to all shareholders in AIXTRON SE ("AIXTRON") to acquire all their shares in AIXTRON ("AIXTRON Shares") pursuant to a voluntary public takeover offer (cash offer, subsequently the "Takeover Offer") in the Internet at "http://www.grandchip-aixtron.com" as well as in the framework of the so-called Over-the-Counter-Publicity.

Within the Takeover Offer, the Bidder offers you to acquire your AIXTRON Shares against a payment of a cash consideration of € 6.00 per AIXTRON Share. The Takeover Offer is subject to the offer conditions described in Section 4.2 of the Offer Document. In case the offer conditions have not been fulfilled until the relevant date indicated in the Offer Document or have not been validly waived by one day prior to the end of the acceptance period, the Takeover Offer will lapse.

If you would like to accept the Takeover Offer, we kindly ask you to instruct us by returning the enclosed declaration of acceptance form to us as soon as possible, but not later than by     •    October 2016,     •    hours (CEST), to be received by us. If you do accept the Takeover Offer, we will initially keep your AIXTRON Shares in your account; however, we will transfer your AIXTRON Shares into the separate ISIN DE000A2BPYT0 at a 1 : 1 ratio. Upon closing of the Takeover Offer, we will withdraw the AIXTRON Shares from your account and will act in accordance with the measures outlined in Sections 11.1.3 and 11.1.4 of the Offer Document.

Without your instruction we will not take any action on your behalf.

Pursuant to the terms of the Offer Document, there will be the right to withdraw from the acceptance of the Takeover Offer until the end of the acceptance period, including any extension thereof. See Section 15 of the Offer Document for a more detailed description of those and any further withdrawal rights that may apply following expiration of the acceptance period.

The receipt of the offer consideration is free of charges for you. The complete terms and conditions of the Takeover Offer are contained in the Offer Document which, as noted above, is available for download at "http://www.grandchip-aixtron.com". In addition, printed copies of the Offer Document can be obtained at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main (Fax +49-(0)69-910-38794, E-Mail dct.tender-offers@db.com), free of charge.

Best regards
[Custodian Bank]

Attachment

–
Declaration of Acceptance Form

Voluntary Public Takeover Offer by Grand Chip Investment GmbH, Frankfurt am Main, Germany

Securities Account Number [•]

Ladies and Gentlemen:,

I/we accept the aforementioned voluntary public takeover offer for the acquisition of shares of AIXTRON SE ("AIXTRON") published on 29 July 2016 with respect to

    ☐
    All shares of AIXTRON (ISIN DE000A0WMPJ6) held in my/our account.

    ☐
    For                      pcs. of shares of AIXTRON (ISIN DE000A0WMPJ6) held in my/our account.

I/We hereby instruct you to first retain our tendered shares in AIXTRON in the abovementioned custody account but to immediately re-book such shares into ISIN DE000A2BPYT0 at a 1:1 ratio.

I/We have taken note of the contents of the Offer Document published on 29 July 2016 and hereby give our declarations listed under Section 11.1.3 of said Offer Document and grant the necessary instructions, orders and powers of attorney mentioned therein.

We ask the respective offer consideration in cash be credited in due course to our cash account held with you.

Place, Date
Signature(s)

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  Exhibit (a)(1)(B)